                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to
                               ----------------    ----------------

Commission file number  000-24931

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Security First Technologies, Inc. Section 401(k) Plan.

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Security First Technologies Corporation, 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326

             SECURITY FIRST TECHNOLOGIES, INC. SECTION 401(k) PLAN

                               Table of Contents

                                                                     Page(s)
                                                                     -------
Independent Auditors' Report                                           1

Statement of Net Assets Available for Plan Benefits as of
   December 31, 1998 and 1997                                          2

Statement of Changes in Net Assets Available for Plan Benefits
   for the year ended December 31, 1998                                3

Notes to Financial Statements                                          4

                                                                    Schedules
                                                                    ---------
Schedule 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1998                                    1

Schedule 27d - Schedule of Reportable Transactions for the
   year ended December 31, 1998                                        2

Exhibit 23 - Consent of Independent Auditors

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

               Financial Statements and Supplementary Schedules

                          December 31, 1998 and 1997

                   With Independent Auditors' Report Thereon

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Security First Technologies, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Security First Technologies, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   KPMG LLP

June 11, 1999

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN Statements of Net Assets Available for Plan Benefits

                          December 31, 1998 and 1997

                                                                                               1998                1997
                                                                                       ------------------    ----------------
Assets:

     Investments at fair value:
         Pooled separate accounts:
              Principal Guaranteed Interest Account                                     $         66,212              39,636
              Principal Money Market Separate Account                                             78,939              94,783
              Principal Government Securities Separate Account                                     2,821                  --
              Principal Stock Emphasis Balanced Separate Account                                  99,649              47,775
              Principal Bond Emphasis Balanced Separate Account                                    3,605                  --
              Principal Stock Index 500 Separate Account                                         411,301             170,004
              Principal U.S. Stock Separate Account                                                7,094                  --
              Principal Medium Company Value Separate Account                                    105,049              61,901
              Principal Medium Company Blend Separate Account                                      2,939                  --
              Principal Small Company Blend Separate Account                                     129,297              72,403
              Principal International Stock Separate Account                                     116,936              79,822
              Principal International Emerging Markets
                  Separate Account                                                               136,240             110,995
         Shares of registered investment companies:
              T. Rowe Price Growth & Income Fund                                                 107,295              81,227
              Vanguard Health Care Fund                                                          261,130             104,849
              Vanguard U.S. Growth Fund                                                          224,282              99,481
              Vanguard/Primecap Fund                                                             359,098             166,249
         Security First Technologies Corporation Common Stock Fund                             3,374,101             543,432
                                                                                       ------------------    ----------------
                            Total investments                                                  5,485,988           1,672,557
     Receivables:

         Accrued dividends                                                                        44,743                  --
         Employee contributions                                                                   40,656                  --
         Employer contributions                                                                   14,436                  --
                                                                                       ------------------    ----------------
                            Total receivables                                                     99,835                  --
                                                                                       ------------------    ----------------
                            Net assets available for plan benefits                      $      5,585,823           1,672,557
                                                                                       ==================    ================

See accompanying notes to financial statements.

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1998

Additions to net assets attributed to:

    Investment income:
       Interest income                                                        $              3,120
       Dividend income                                                                      50,579
       Net appreciation in fair value of investments                                     2,564,307
                                                                                -------------------
                 Total investment income                                                 2,618,006

                                                                                -------------------
    Rollover from Solutions By Design, Inc. 401(k) Plan                                    125,752
                                                                                -------------------
    Contributions:

       Employee rollover contributions                                                     178,393
       Employee contributions                                                            1,013,847
       Employer contributions                                                              298,018
                                                                                -------------------
                 Total contributions                                                     1,490,258

                                                                                -------------------
                 Total additions                                                         4,234,016

                                                                                -------------------
Deductions from net assets attributed to:

    Benefits paid to participants                                                          298,491
    Forfeitures                                                                             21,031
    Refund of excess contributions                                                           1,228
                                                                                -------------------
                 Total deductions                                                          320,750

                                                                                -------------------
                 Net increase in net assets available for plan benefits                  3,913,266

Net assets available for plan benefits:

    Beginning of period                                                                  1,672,557
                                                                                -------------------
    End of period                                                             $          5,585,823
                                                                                ===================


See accompanying notes to financial statements.

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1)       DESCRIPTION OF THE PLAN

          The following description of the Security First Technologies, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          GENERAL

          The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of Security First Technologies Corporation and its subsidiary (the "Company" or "S1"). Full-time employees become eligible to participate after three months of service. Enrollment in the Plan is on the first day of each month. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          REORGANIZATION

          Security First Technologies Corporation is the successor company to Security First Network Bank as a result of the reorganization completed on September 30, 1998. Also on September 30, 1998, the Company completed the sale of its banking operations to the Royal Bank of Canada.

          CONTRIBUTIONS

          Participants may contribute from 1% to 15% of their pretax earnings up to a maximum of $10,000 in 1998. Rollover contributions from other qualified plans are permitted. The Company makes matching contributions of $.25 for every dollar that participants elect to contribute to investments other than the Security First Technologies Corporation Common Stock Fund up to a defined limit. The Company makes matching contributions of $1.00 for every dollar that participants elect to contribute to the Security First Technologies Corporation Common Stock Fund up to a defined limit. Employer contributions are limited to 4% of the employee's eligible compensation.

          INVESTMENTS

          The Plan assets are invested in investment funds and S1 common stock. On a quarterly basis, the Plan allocates earnings to participants based on the ratio of the participant's account balance in each investment fund to the total of all participants' account balances in each investment fund. As of December 31, 1998, participants may have their contributions invested in the following investments:

                  PRINCIPAL GUARANTEED INTEREST ACCOUNT - Consists of low-risk investments in private-market bonds, commercial mortgages, and mortgage-backed securities which earn a guaranteed interest rate.

                  PRINCIPAL MONEY MARKET SEPARATE ACCOUNT - Consists of low-risk investments in money market instruments.

                  PRINCIPAL GOVERNMENT SECURITIES SEPARATE ACCOUNT - Consists of investments in various types of government securities such as Government National Mortgage Association Certificates (GNMA), Fannie Maes (FNMA Federal National Mortgage Association), Freddie Macs (FHLMC Federal Home Loan Mortgage Corporation) and Sallie Maes (SLMA Student Loan Marketing Association).



                                       4                            (Continued)

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


                  PRINCIPAL STOCK EMPHASIS BALANCED SEPARATE ACCOUNT - Consists of investments in other accounts of Principal Mutual Life Insurance Company such as the Principal International Stock Account and the Principal U.S. Stock Account with approximately 50-100% of the assets in dynamic and aggressive investment accounts and 0-50% in conservative and moderate investment accounts.

                  PRINCIPAL BOND EMPHASIS BALANCED SEPARATE ACCOUNT - Consists of investments in other separate accounts of Principal Life Insurance Company such as the Principal Bond and Mortgage Account and the Principal Government Securities Account with approximately 50-100% of the assets in conservative and moderate investment accounts and 0-50% in dynamic and aggressive investment accounts.

                  PRINCIPAL STOCK INDEX 500 SEPARATE ACCOUNT - Consists of common stocks of companies listed in the S&P 500 Index.

                  PRINCIPAL U.S. STOCK SEPARATE ACCOUNT - Consists of investments in stocks of U.S. companies of all sizes whose prices are considered good values when compared to their long-term earnings potential.

                  PRINCIPAL MEDIUM COMPANY VALUE SEPARATE ACCOUNT - Consists of investments in medium-sized stocks whose prices relative to the companies' value are lower than average.

                  PRINCIPAL MEDIUM COMPANY BLEND SEPARATE ACCOUNT - Consists of investments in medium-sized stocks that offer a combination of value and good earnings potential.

                  PRINCIPAL SMALL COMPANY BLEND SEPARATE ACCOUNT - Consists of investments in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average.

                  PRINCIPAL INTERNATIONAL STOCK SEPARATE ACCOUNT - Consists of investments in common stocks of companies located outside the U.S., mainly in Western Europe and Asia.

                  PRINCIPAL INTERNATIONAL EMERGING MARKETS SEPARATE ACCOUNT - Consists of investments in stocks of companies located in countries where economic, social, and political factors are causing rapid economic growth.

                  T. ROWE PRICE GROWTH & INCOME FUND - Consists of investments in stocks of large companies that make regular dividend payments.

                  VANGUARD HEALTH CARE FUND - Consists of investments in stocks of companies in the health care industry.

                  VANGUARD U.S. GROWTH FUND - Consists of investments in stocks of high quality, seasoned, U.S. companies with records of exceptional growth.

                  VANGUARD/PRIMECAP FUND - Consists of investments in stocks of various sized companies with market values between $1 and $5 billion.

                  SECURITY FIRST TECHNOLOGIES CORPORATION COMMON STOCK FUND - Consists of S1 common stock.



                                       5                            (Continued)

             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


          VESTING

          Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon become fully vested after five years of service. Company contributions are vested at the rate of 33-1/3 % per year starting with the third year of participation. In prior periods, Company matching contributions related to the Security First Technologies Corporation Common Stock Fund were forfeited if the participant did not maintain this investment for a minimum of 12 quarters. However, effective January 1, 1998, this stipulation was removed through an amendment to the Plan. Participants immediately become fully vested in Company contributions upon reaching normal retirement age, total and permanent disability, or death.

          DISTRIBUTION OF BENEFITS

          Participants who separate from service for any reason other than retirement will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum. Distribution of benefits to retired participants can be made in either lump-sum or periodic payments. If a participant dies before receiving distribution of their account, the full amount of their account will be paid to the designated beneficiary.

          FORFEITURES

          Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (i) the distribution of the vested portion of the participant's accounts, or (ii) the participant incurs five consecutive breaks in service. Forfeitures are used by the Company to pay administrative expenses. Forfeitures remaining at the end of the Plan year are distributed ratably to participants on the last day of the Plan year.

          PLAN TERMINATION

          The Company expects the Plan to continue without interruption, but reserves the right to amend or terminate the Plan at any time. In the event of Plan termination, the balances in all accounts become fully and immediately vested. The Company has no present intent to terminate the Plan.

          ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid by the Company.

          EXEMPTION FROM INCOME TAXES

          The Plan obtained its latest determination letter on April 15, 1998, in which the Internal Revenue Service stated that the Plan fulfills the requirements of a qualified plan under the provisions of the Internal Revenue Code ("IRC") and is not subject to tax. Effective January 1, 1998, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. However, the Company and the Plan's tax counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for Federal or state income taxes has been made.

(2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)     BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on the accrual basis.



                                       6                            (Continued)

            SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


          (b)     INVESTMENTS

                  Investments are stated at fair value. Investments in pooled separate accounts are valued at fair value, which is the net asset value per unit as reported on the last business day of the year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Purchases and sales of investments are recorded on a trade-date basis.

                  Net appreciation in fair value of investments, including realized gains and losses, represent the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

          (c)     USE OF ESTIMATES

                  The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

          (d)     PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

(3)       ROLLOVER FROM SOLUTIONS BY DESIGN, INC. 401(k) PLAN

          During 1998, Plan assets totaling $125,752 from the Solutions By Design, Inc. 401(k) Plan were merged into the Security First Technologies, Inc. 401(k) Savings Plan as a result of the Company's acquisition of Solutions By Design, Inc. on November 24, 1997.

              SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

                          Notes to Financial Statements

(4) INVESTMENTS

Changes in the net assets available for plan benefits of the Plan by investment fund for the year ended December 31, 1998 are summarized as follows:

                                                                                                     PRINCIPAL      PRINCIPAL
                                                        PRINCIPAL      PRINCIPAL      PRINCIPAL         BOND          STOCK
                                                        GUARANTEED       MONEY       GOVERNMENT       EMPHASIS      EMPHASIS
                                                         INTEREST       MARKET       SECURITIES       BALANCED      BALANCED
                                                         ACCOUNTS       ACCOUNT        ACCOUNT        ACCOUNT        ACCOUNT
                                                      --------------- ------------ ---------------- ------------- --------------
Additions to net assets attibuted to:
   Investment income:
    Interest income                                 $         --              158           --            --                 58
    Dividend income                                           --           --               --            --             --
Net appreciation (depreciation)
   in fair value of investments                                2,833        2,357               34           121          8,089
                                                      --------------- ------------ ---------------- ------------- --------------
        Total investment income (loss)                         2,833        2,515               34           121          8,147
                                                      --------------- ------------ ---------------- ------------- --------------

Rollover from Solutions By Design, Inc. 401(k) Plan           --           11,036           --            --              2,339

Contributions:
   Employee rollover contributions                             5,912       --                2,717         2,718          8,801
   Employee contributions                                     19,652        7,392               86         1,073         35,794
   Employer contributions                                        855        1,478                5            73          1,637
                                                      --------------- ------------ ---------------- ------------- --------------
        Total contributions                                   26,419        8,870            2,808         3,864         46,232
                                                      --------------- ------------ ---------------- ------------- --------------

        Total additions                                       29,252       22,421            2,842         3,985         56,718
                                                      --------------- ------------ ---------------- ------------- --------------

Deductions from net assets attributed to:
   Benefits paid to participants                              (2,455)     (42,537)          --            --             (2,887)
   Refund of excess contributions                             --           --               --            --             --
   Forfeitures                                                  (364)     (13,288)          --            --               (120)
                                                      --------------- ------------ ---------------- ------------- --------------
        Total deductions                                      (2,819)     (55,825)          --            --             (3,007)
                                                      --------------- ------------ ---------------- ------------- --------------

        Net increase (decrease) in net assets
           available for plan benefits prior to
           interfund transfers                                26,433      (33,404)           2,842         3,985         53,711

Inferfund transfers                                              789       18,251           --            --                131
                                                      --------------- ------------ ---------------- ------------- --------------
        Net increase (decrease) in net assets
           available for plan benefits                        27,222      (15,153)           2,842         3,985         53,842

Net assets available for plan benefits:
   Beginning of period                                        39,636       94,783           --            --             47,775
                                                      --------------- ------------ ---------------- ------------- --------------

   End of period                                    $         66,858       79,630            2,842         3,985        101,617
                                                      =============== ============ ================ ============= ==============


                                                                                PRINCIPAL    PRINCIPAL    PRINCIPAL
                                                      PRINCIPAL    PRINCIPAL     MEDIUM       MEDIUM        SMALL
                                                        STOCK        U.S.        COMPANY      COMPANY      COMPANY
                                                      INDEX 500      STOCK        VALUE        BLEND        BLEND
                                                       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                                                      ----------- ------------ ------------ ------------ ------------
Additions to net assets attibuted to:
   Investment income:
    Interest income                                          783           32          134       --              252
    Dividend income                                       --           --           --           --           --
Net appreciation (depreciation)
   in fair value of investments                           70,124          715        3,368          261       (8,355)
                                                      ----------- ------------ ------------ ------------ ------------
        Total investment income (loss)                    70,907          747        3,502          261       (8,103)
                                                      ----------- ------------ ------------ ------------ ------------

Rollover from Solutions By Design, Inc. 401(k) Plan       16,024        2,273        6,834       --           12,870

Contributions:
   Employee rollover contributions                        25,437        3,368        9,204        2,038       14,005
   Employee contributions                                124,182          755       38,815        1,038       47,792
   Employer contributions                                  5,197          110        1,564           17        1,668
                                                      ----------- ------------ ------------ ------------ ------------
        Total contributions                              154,816        4,233       49,583        3,093       63,465
                                                      ----------- ------------ ------------ ------------ ------------

        Total additions                                  241,747        7,253       59,919        3,354       68,232
                                                      ----------- ------------ ------------ ------------ ------------

Deductions from net assets attributed to:
   Benefits paid to participants                         (27,702)      --          (15,808)      --           (6,216)
   Refund of excess contributions                           (539)      --              (82)      --              (68)
   Forfeitures                                            (6,333)      --             (282)      --             (235)
                                                      ----------- ------------ ------------ ------------ ------------
        Total deductions                                 (34,574)      --          (16,172)      --           (6,519)
                                                      ----------- ------------ ------------ ------------ ------------

        Net increase (decrease) in net assets
           available for plan benefits prior to
           interfund transfers                           207,173        7,253       43,747        3,354       61,713

Inferfund transfers                                       40,269       --            1,108       --           (2,886)
                                                      ----------- ------------ ------------ ------------ ------------
        Net increase (decrease) in net assets
           available for plan benefits                   247,442        7,253       44,855        3,354       58,827

Net assets available for plan benefits:
   Beginning of period                                   170,004       --           61,901       --           72,403
                                                      ----------- ------------ ------------ ------------ ------------

   End of period                                         417,446        7,253      106,756        3,354      131,230
                                                      =========== ============ ============ ============ ============

                                                                          PRINCIPAL
                                                          PRINCIPAL     INTERNATIONAL    T. ROWE PRICE
                                                        INTERNATIONAL      EMERGING         GROWTH &         VANGUARD
                                                            STOCK          MARKETS           INCOME        HEALTH CARE
                                                           ACCOUNT         ACCOUNT            FUND             FUND
                                                       ---------------- --------------- ----------------- ---------------
Additions to net assets attibuted to:
   Investment income:
    Interest income                                                 72             154                19             614
    Dividend income                                             --              --                12,289           9,258
Net appreciation (depreciation)
   in fair value of investments                                  9,443         (23,502)           (2,330)         51,715
                                                       ---------------- --------------- ----------------- ---------------
        Total investment income (loss)                           9,515         (23,348)            9,978          61,587
                                                       ---------------- --------------- ----------------- ---------------

Rollover from Solutions By Design, Inc. 401(k) Plan              3,453           6,804               890          26,635

Contributions:
   Employee rollover contributions                               2,747           7,522             3,996          --
   Employee contributions                                       29,714          40,161            44,139          71,046
   Employer contributions                                        1,352           1,642             2,249           3,395
                                                       ---------------- --------------- ----------------- ---------------
        Total contributions                                     33,813          49,325            50,384          74,441
                                                       ---------------- --------------- ----------------- ---------------

        Total additions                                         46,781          32,781            61,252         162,663
                                                       ---------------- --------------- ----------------- ---------------

Deductions from net assets attributed to:
   Benefits paid to participants                                (3,861)         (5,886)           (8,232)        (17,019)
   Refund of excess contributions                                 (442)            (44)           --              --
   Forfeitures                                                    (265)           (144)           --              --
                                                       ---------------- --------------- ----------------- ---------------
        Total deductions                                        (4,568)         (6,074)           (8,232)        (17,019)
                                                       ---------------- --------------- ----------------- ---------------

        Net increase (decrease) in net assets
           available for plan benefits prior to
           interfund transfers                                  42,213          26,707            53,020         145,644

Inferfund transfers                                             (4,115)           (232)          (14,595)         20,795
                                                       ---------------- --------------- ----------------- ---------------
        Net increase (decrease) in net assets
           available for plan benefits                          38,098          26,475            38,425         166,439

Net assets available for plan benefits:
   Beginning of period                                          79,822         110,995            81,227         104,849
                                                       ---------------- --------------- ----------------- ---------------

   End of period                                               117,920         137,470           119,652         271,288
                                                       ================ =============== ================= ===============

                                                                                   SECURITY FIRST
                                                       VANGUARD                     TECHNOLOGIES
                                                         U.S.         VANGUARD      CORPORATION
                                                        GROWTH        PRIMECAP         STOCK
                                                         FUND           FUND            FUND           TOTAL
                                                     -------------  ------------- ----------------- ------------
Additions to net assets attibuted to:
   Investment income:
    Interest income                                           139            583               121        3,119
    Dividend income                                        15,273         13,765            --           50,585
Net appreciation (depreciation)
   in fair value of investments                            39,239         52,967         2,357,228    2,564,307
                                                     -------------  ------------- ----------------- ------------
        Total investment income (loss)                     54,651         67,315         2,357,349    2,618,011
                                                     -------------  ------------- ----------------- ------------

Rollover from Solutions By Design, Inc. 401(k) Plan         7,125         29,469            --          125,752

Contributions:
   Employee rollover contributions                         25,424         14,204            50,298      178,391
   Employee contributions                                  58,280        114,362           379,566    1,013,847
   Employer contributions                                   3,193          6,702           266,878      298,015
                                                     -------------  ------------- ----------------- ------------
        Total contributions                                86,897        135,268           696,742    1,490,253
                                                     -------------  ------------- ----------------- ------------

        Total additions                                   148,673        232,052         3,054,091    4,234,016
                                                     -------------  ------------- ----------------- ------------

Deductions from net assets attributed to:
   Benefits paid to participants                          (28,562)       (21,213)         (116,113)    (298,491)
   Refund of excess contributions                          --             --                   (53)      (1,228)
   Forfeitures                                             --             --                --          (21,031)
                                                     -------------  ------------- ----------------- ------------
        Total deductions                                  (28,562)       (21,213)         (116,166)    (320,750)
                                                     -------------  ------------- ----------------- ------------

        Net increase (decrease) in net assets
           available for plan benefits prior to
           interfund transfers                            120,111        210,839         2,937,925    3,913,266

Inferfund transfers                                        24,043         (1,291)          (82,267)      --
                                                     -------------  ------------- ----------------- ------------
        Net increase (decrease) in net assets
           available for plan benefits                    144,154        209,548         2,855,658    3,913,266

Net assets available for plan benefits:
   Beginning of period                                     99,481        166,249           543,432    1,672,557
                                                     -------------  ------------- ----------------- ------------

   End of period                                    $     243,635        375,797         3,399,090    5,585,823
                                                     =============  ============= ================= ============

                                                                      SCHEDULE 1


             SECURITY FIRST TECHNOLOGIES, INC. 401(K) SAVINGS PLAN

         Schedule 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                   NUMBER OF                            CURRENT
                   SECURITY                                      UNITS/SHARES            COST             VALUE
                   --------                                      ------------            ----             -----

Principal Guaranteed Interest Account*                                     N/A           $    66,212       66,212
Principal Money Market Separate Account*                                 2,135                77,241       78,939
Principal Government Securities Separate Account*                          198                 2,787        2,821
Principal Stock Emphasis Balanced Separate Account*                      5,072                90,798       99,649
Principal Bond Emphasis Balanced Separate Account*                         220                 3,484        3,605
Principal Stock Index 500 Separate Account*                              9,614               342,786      411,301
Principal U.S. Stock Separate Account*                                      16                 6,379        7,094
Principal Medium Company Value Separate Account*                         2,836                99,045      105,049
Principal Medium Company Blend Separate Account*                            89                 2,679        2,939
Principal Small Company Blend Separate Account*                          3,902               138,448      129,297
Principal International Stock Separate Account*                          3,482               108,907      116,936
Principal International Emerging Markets Separate Account*              11,155               165,004      136,240
T. Rowe Price Growth and Income Fund                                     4,087               109,976      107,295
Vanguard Health Care Fund                                                2,696               213,140      261,130
Vanguard U.S. Growth Fund                                                5,982               188,743      224,282
Vanguard Primecap Fund                                                   7,535               316,908      359,098
Security First Technologies Corporation Common Stock Fund*             110,626             1,247,669    3,374,101
                                                                                         -----------    ---------

                                                                                         $ 3,180,206    5,485,988
                                                                                         ===========    =========

*Party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

              SECURITY FIRST TECHNOLOGIES, INC. 401(k) SAVINGS PLAN

               Schedule 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998



                                                                                                  EXPENSES
                                                          SHARES/    PURCHASE    SELLING        INCURRED WITH        COST OF
                  DESCRIPTION OF ASSETS                    UNITS      PRICE      PRICE          TRANSACTIONS          ASSET
                  ---------------------                    -----     -------   --------       ---------------      ---------
Series of transactions in excess of 5% of plan assets:
   Principal Money Market Separate Account*                 5,318   $193,485       --                   --           193,485
   Principal Money Market Separate Account*                 5,882      --       213,483                 --           210,334
   Principal Stock Index 500 Separate Account*              5,621    214,808       --                   --           214,808
   Principal Stock Index 500 Separate Account*              1,099      --        43,635                 --            38,210
   Principal Small Company Blend Separate Account*          2,285     77,816       --                   --            77,816
   Principal Small Company Blend Separate Account*            359      --        12,567                 --            13,386
   Vanguard Health Care Fund                                1,478    125,983       --                   --           125,983
   Vanguard Health Care Fund                                  240      --        21,417                 --            18,484
   Vanguard U.S. Growth Fund                                3,403    117,044       --                   --           117,044
   Vanguard U.S. Growth Fund                                  887      --        31,482                 --            27,131
   Vanguard Primecap Fund                                   4,013    169,667       --                   --           169,667
   Vanguard Primecap Fund                                     680      --        29,784                 --            28,521
   Security First Technologies Corporation Common
     Stock Fund*                                           60,384    855,436       --                   --           855,436
   Security First Technologies Corporation Common
     Stock Fund*                                           24,101      --       381,996                 --           230,984

   *Party-in-interest to the Plan.


                                                                 CURRENT
                                                                VALUE OF
                                                                ASSET ON
                                                               TRANSACTION      NET GAIN
                  DESCRIPTION OF ASSETS                           DATE          (LOSS)
                  ---------------------                      --------------   --------
Series of transactions in excess of 5% of plan assets:
   Principal Money Market Separate Account*                       193,485          --
   Principal Money Market Separate Account*                       213,483         3,149
   Principal Stock Index 500 Separate Account*                    214,808          --
   Principal Stock Index 500 Separate Account*                     43,635         5,425
   Principal Small Company Blend Separate Account*                 77,816          --
   Principal Small Company Blend Separate Account*                 12,567          (819)
   Vanguard Health Care Fund                                      125,983          --
   Vanguard Health Care Fund                                       21,417         2,933
   Vanguard U.S. Growth Fund                                      117,044          --
   Vanguard U.S. Growth Fund                                       31,482         4,351
   Vanguard Primecap Fund                                         169,667          --
   Vanguard Primecap Fund                                          29,784         1,263
   Security First Technologies Corporation Common
     Stock Fund*                                                  855,436          --
   Security First Technologies Corporation Common
     Stock Fund*                                                  381,996       151,012

   *Party-in-interest to the Plan.



   See accompanying independent auditors' report.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Security First Technologies, Inc.
                                       Section 401(k) Plan

Date:  July 1, 1999                 By: /s/ ROBERT F. STOCKWELL
                                       ------------------------------
                                       Name:    Robert F. Stockwell
                                       Title:   Plan Administrator